SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                             FORM 15

     Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                     Commission File Number:

                          CALAIR L.L.C.
     (Exact name of registrant as specified in its charter)

                        c/o CALFINCO Inc.
                 1600 Smith Street, Dept. HQSEO
                      Houston, Texas  77002
       (Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

                  8-1/8% Senior Notes due 2008
    (Title of each class of securities covered by this Form)

                              None
   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)  [ ]           Rule 12h-3(b)(1)(ii) [ ]
     Rule 12g-4(a)(1)(ii) [ ]           Rule 12h-3(b)(2)(i)  [ ]
     Rule 12g-4(a)(2)(i)  [ ]           Rule 12h-3(b)(2)(ii) [ ]
     Rule 12g-4(a)(2)(ii) [ ]           Rule 15d-6           [ ]
     Rule 12h-3(b)(1)(i)  [X]

        Approximate number of holders of record as of the
                certification or notice date:  2

     Pursuant to the requirements of the Securities Exchange Act of 1934, Calair L.L.C. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  April 1, 1999      CALAIR L.L.C.

                          By:  CALFINCO Inc., Its Managing Member

                          By:  /s/ Jeffery A. Smisek
                               Name:   Jeffery A. Smisek
                               Title:  Executive Vice President